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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

February 9, 2017

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund
SEC File Numbers: 333-195620; 811-22963

Dear Mr. Grzeskiewicz:

We are writing in response to David Mannion’s telephonic comments on February 2, 2017 with respect to Post-Effective Amendment No. 3 to the registration statement on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on December 22, 2016 on behalf of Altegris KKR Commitments Master Fund (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.                            Please confirm that all organizational and initial offering costs have been fully expensed by July 31, 2016 and, if so, update the relevant disclosure accordingly.

Response 1.                                           The Fund confirms that all organizational and initial offering costs have been fully expensed by July 31, 2016.  The relevant disclosure has been revised accordingly.

Comment 2.                            Please explain how ongoing offering costs are being treated.  Please also indicate where amortized amounts appear in the Fund’s financial statements.

Response 2.                                           As disclosed in the “Consolidated Notes to Financial Statements” section of the Fund’s most recent annual and semi-annual reports, under the heading “Offering and Organizational Costs,” offering cost were amortized into expense over a 12-month period using the straight line method.  In the Fund’s financial statements (both audited statements for the period ended March 31, 2016, and unaudited for the period ended September 30, 2016), amortized amounts of offering costs plus any organizational costs applicable to the reporting period, were reported under a single line item — “Organization expenses” — which appears under the “Expenses” heading in the Consolidated Statement of Operations.

Comment 3.                            In the “Fund Expenses” section, please include a discussion of the Fund’s obligation to reimburse the Adviser for any expense amounts previously paid or borne by the Adviser.

Response 3.                                           The disclosure has been revised accordingly.

Comment 4.                            In the Part C, please update the disclosure related to financial statements to include the audited financial statements for the year ended March 31, 2016.

Response 4.                                           The disclosure has been revised accordingly.

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In addition, we are hereby requesting that the registration statements be declared effective on February 10, 2017.  We have filed as a separate correspondence the Fund’s and the Distributor’s requests for acceleration of effectiveness.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz